UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
MERCHANTS GROUP, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
588539-10-6
(CUSIP Number)
Bryant H. Prentice, III
Merchants Mutual Insurance Company
250 Main Street, Buffalo, New York 14202
(716) 849-3380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 20, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
This Document contains 11 Pages.

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1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) MERCHANTS MUTUAL INSURANCE COMPANY(16-0550140)

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	Not Applicable.

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

	New York

	7	Sole Voting Power

Number Of		255,000

Shares	8	Shared Voting Power
Beneficially
Owned By		0

Each	9	Sole Dispositive Power
Reporting
Person		255,000

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned By Each Reporting Person

	255,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑

13	Percent of Class Represented by Amount in Row (11)

	11.9%

14	Type of Reporting Person

	IC

CUSIP No. 588539-10-6	SCHEDULE 13D	Page 3 of 11
     This Amendment No. 3 amends Items 2, 3, 4, 5 and 7 of the Schedule 13D filed by Merchants Mutual Insurance Company dated March 31, 1998 as amended by Amendment No. 1 dated June 16, 1998 and Amendment No. 2 dated August 17, 1998 (collectively, the “Schedule 13D”). All other information included in the Schedule 13D is substantially unchanged.
ITEM 1. SECURITY AND ISSUER
     This Statement, as amended, relates to the shares of Common Stock, $.01 par value per share (“Shares”), of Merchants Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 250 Main Street, Buffalo, New York 14202.
ITEM 2. IDENTITY AND BACKGROUND
     This Statement, as amended, is filed on behalf of Merchants Mutual Insurance Company, a New York domiciled mutual property and casualty insurance company (“Mutual”). The address of Mutual’s principal office is 250 Main Street, Buffalo, New York 14202.
     Item 2 information with respect to the Directors and executive officers of Mutual is contained in Attachment A hereto, which is incorporated herein by this reference. Mutual and its executive officers and Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”
     As previously reported, Mutual acquired its Shares of the Issuer prior to November 1986. In November 1986 the Issuer completed its initial public offering. Mutual filed a Schedule 13G with the Securities and Exchange Commission (“SEC”) on February 13, 1987, reporting its ownership of 1,155,000 Shares of Issuer, which represented 57.6% of Issuer’s issued and outstanding Shares as of December 31, 1986. As a result of the sale by Mutual of 900,000 Shares and the sale by the Issuer of an additional 950,000 Shares in a public offering in July 1993 which was registered with the SEC, Mutual filed Amendment No. 1 to its Schedule 13G with the SEC on July 6, 1993, reporting its reduced ownership of 255,000 Shares of Issuer, which represented 8.4% of Issuer’s issued and outstanding Shares at that time. Mutual has not acquired or disposed of any Shares since the filing of Amendment No. 1 to its Schedule 13G on July 6, 1993. At present, Mutual owns approximately 11.9% of the Shares of the Issuer.
     Mutual filed a Schedule 13D with the SEC on March 31, 1998, reporting that Mutual was considering whether it would be in its best interest to purchase all or substantially all of the stock of the Issuer or its wholly-owned subsidiary, Merchants Insurance Company of New Hampshire, Inc. (“MNH”).
     In addition to updating the information regarding Mutual’s directors and executive officers contained in this Item 2, Mutual is filing this Amendment No. 3 to its Schedule 13D to update the information contained in Item 4 relating to the purpose for which it holds the Shares (see Item 4. Purpose of Transaction) and in Item 5 relating to the ownership of Shares by certain directors and officers of Mutual (see Item 5. Interest in Securities of the Issuer).
     During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to

CUSIP No. 588539-10-6	SCHEDULE 13D	Page 4 of 11
a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individual Reporting Persons is a citizen of the United States, except for Kurt Wiedenhaupt who is a German citizen.
     NOTE: Nothing in this Statement, as amended, shall be construed as a statement or admission that the Reporting Persons, or any of them, (i) are acting as a group in the acquisition, disposition or holding of Shares, (ii) collectively constitute a “person” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), or (iii) for the purposes of Section 13(d) of the Act, are the beneficial owners of any Shares other than those Shares in which each person is specifically identified in this Statement to have a beneficial ownership.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Reference is made to Item 5 in the original Schedule 13D filed on March 31, 1998, and to Item 5 below in this Statement.
ITEM 4. PURPOSE OF TRANSACTION
     Mutual has recently concluded that it would be willing to explore an all cash acquisition of the Issuer, and has submitted a letter to the Issuer’s Chairman proposing such an acquisition. The details of that letter are discussed below, following a discussion of the relationship that Mutual has with the Issuer and MNH.
     As was disclosed in Mutual’s earlier Schedule 13D filings, Mutual has had a long standing relationship and ownership interest in the Issuer and MNH. Prior to November 1986, MNH was a wholly-owned subsidiary of Mutual. At that time, as part of the Issuer’s formation and subsequent initial public offering, Mutual transferred all of the shares of MNH to the Issuer. Following the Issuer’s initial public offering in November 1986, until a secondary stock offering by the Issuer in July 1993, the Issuer was a majority-owned subsidiary of Mutual. Mutual currently owns approximately 11.9% of the Issuer’s outstanding Shares. Under a Services Agreement dated as of January 1, 2003 (“Services Agreement”), Mutual provides the Issuer and MNH with facilities and personnel to operate their traditional insurance business (“Traditional Insurance Business”). Currently, the officers of the Issuer and MNH are individuals who are full time paid employees of Mutual whose services are provided to the Issuer and MNH by Mutual under the Services Agreement. Also, the operation of MNH’s insurance business, which offers substantially the same lines of insurance as Mutual through the same independent insurance agents, creates a close business relationship among the companies. Furthermore, under New Hampshire’s insurance laws and regulations, Mutual may be deemed to “control” (as that term is used in the New Hampshire Insurance Code) the Issuer and MNH by reason of the combination of Mutual’s ownership of Shares of the Issuer and the management of the day-to-day business of the Issuer and MNH under the Services Agreement by officers who are also officers of Mutual. Another historical indicia of possible “control” has been the presence of one director of Mutual on the Issuer’s six-person Board of Directors, a position currently held by Robert M. Zak, who in

CUSIP No. 588539-10-6	SCHEDULE 13D	Page 5 of 11
addition to being a paid employee and President and Chief Executive Officer and a Director of Mutual is also the Chief Operating Officer of the Issuer and the President of MNH as well as a Director of both the Issuer and MNH. Mr. Zak has recently advised the Issuer that he does not intend to stand for reelection to the Issuer’s Board of Directors when his current term expires in 2006. Notwithstanding that Mutual may be deemed to technically “control” the Issuer and MNH under New Hampshire’s insurance laws and regulations, Mutual disclaims any “control” over either the Issuer or MNH as such term is defined and/or used under the Federal securities laws or the laws of the State of Delaware, which is where the Issuer is incorporated.
     Given the close relationship between the Issuer and Mutual, from time to time Directors of the Issuer and Mutual and their respective advisors have discussed possible changes in the relationship among the three. As disclosed in Amendments No. 1 and No. 2 to this Schedule 13D, Mutual had discussions with the Issuer in 1998 concerning Mutual’s interest at that time in possibly acquiring the stock of the Issuer or MNH. However, as disclosed in Amendment No. 2 to this Schedule 13D, in July of 1998 the Issuer informed Mutual that the terms and conditions of the proposed offer then being contemplated by Mutual were not acceptable to the Issuer. Accordingly, Mutual then decided not to proceed with the potential offer it was considering making at that time.
     At the same time in July 1998 that the Issuer indicated that Mutual’s proposed offer was not acceptable, the Issuer also gave notice that it was terminating the Management Agreement that was in effect at that time pursuant to which Mutual was providing day-to-day management for the Issuer and MNH. The three companies eventually replaced the Management Agreement with the Services Agreement, and also entered into a Reinsurance Pooling Agreement pursuant to which Mutual’s and MNH’s Traditional Insurance Business is pooled (“Pooling Agreement”). Both the Services Agreement and the Pooling Agreement were effective as of January 1, 2003, and the Issuer, MNH and Mutual have been operating under those agreements since that date.
     The Services Agreement contains termination provisions that vary based on the service rendered. Underwriting services, and claims services for claims occurring on or after January 1, 2003, may be terminated on one year’s notice, but the termination may not be effective before January 1, 2008. Administrative services, as well as claims services for claims occurring prior to January 1, 2003, may each be terminated on six months’ notice. Investment services may be terminated upon one year’s notice at any time and, in fact, in June of 2005 the Issuer and MNH notified Mutual that they will terminate Mutual’s investment services as of June 30, 2006. In addition, any party to the Services Agreement has the right to terminate that Agreement on 30 days’ notice given within 45 days after there is a “change in control” of the other party, as “change in control” is defined in that Agreement.
     The Pooling Agreement may be terminated by either Mutual or MNH at the beginning of any calendar year on or after January 1, 2008, upon not less than six months’ notice. The Pooling Agreement could also be terminated by MNH effective January 1, 2007, upon six months’ notice, but only if the ratio of net losses and loss adjustment expenses to earned premiums on a cumulative basis from the inception of the Pooling Agreement exceeds 76% as of the date that notice is given. Mutual estimates that the ratio was approximately 65.8% on a cumulative basis as of December 31, 2005. In addition, the Pooling Agreement could be terminated by either

CUSIP No. 588539-10-6	SCHEDULE 13D	Page 6 of 11
party upon notice if and when the Services Agreement or the underwriting or claims services provisions under the Services Agreement are terminated for any reason, including a termination based on a “change in control.”
     In February 2005, the Issuer announced that it had retained the investment banking firm of Philo Smith Capital Corporation to help it explore strategic alternatives for its long term development. Until recently (as described below), Mutual has not been involved in that process.
     At the Issuer’s request, a meeting was held on January 5, 2006, between the Issuer’s Chairman and advisors for the Issuer and the Chairman of Mutual’s Board of Directors and Mutual’s advisors, to follow up on discussions that the Issuer had with Mutual’s management regarding the relationship of the Issuer and Mutual over the next two years. At that meeting the companies agreed to continue their discussions.
     A second meeting of the Chairmen and their respective advisors was held on February 1, 2006. During that meeting the parties discussed various methods for valuing the Issuer’s Shares in connection with a possible acquisition of the Issuer; however, no agreement was reached in that regard.
     Following the meeting on February 1, 2006, Mutual consulted with its advisors and its rating agencies and subsequently determined that it was interested in exploring an acquisition of the Issuer. On March 20, 2006, the Chairman of Mutual sent a letter to the Chairman of the Issuer indicating that Mutual was interested in acquiring the Issuer and was prepared to negotiate an all cash acquisition (by way of tender offer and/or merger) for all issued and outstanding Shares of the Issuer at a price of $29.00 per share, and requested a meeting with the Issuer’s Chairman and his advisors. That letter also indicated that the only conditions that Mutual could foresee to a closing are any approvals required from State Insurance Departments (which Mutual is highly confident can be obtained in a relatively short time) and assurances from A.M. Best Company and Fitch Ratings that their respective ratings of Mutual and MNH will not be reduced as a result of Mutual’s acquisition of the Issuer. The letter indicates that Mutual’s offer to negotiate an all cash offer will remain outstanding until the close of business on April 4, 2006; provided, however, it will consider extending that date through April 21, 2006, if the Issuer advises Mutual by April 4th that its Board of Directors requires additional time to evaluate the offer. A copy of that letter is attached to this statement.
     Subject to the preceding paragraphs in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 588539-10-6	SCHEDULE 13D	Page 7 of 11
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     As of the date hereof, Mutual owns 255,000 Shares (approximately 11.9% of the class), all of which were acquired prior to the Issuer’s initial public offering in November 1986. Mutual has sole voting and sole dispositive power with respect to all of those Shares. Mutual has not acquired or disposed of any Shares during the past 60 days. Mutual’s cost basis in its Shares is $2,474,439.
     The table below sets forth the number of Shares owned by each Director and each executive officer of Mutual who own Shares and the amount used to acquire their Shares. Each person acquired their Shares with personal funds. Each individual listed has sole voting and sole dispositive power with respect to the Shares owned, unless otherwise indicated. Mutual disclaims any beneficial interest in any of the Shares owned by each individual listed below.

	Number of Shares
Name	Owned		% (1)	Amount Paid
Directors:
Margaret N. Kafka	100		<0.01%	$1,050.00
Robert M. Zak	22,410	(2)	1.05%	$352,840.21
Officers:
Kenneth J. Wilson	1000		0.05%	$19,102.18
Edward M. Murphy	10,350	(3)	0.48%	$177,587.50
Camilla G. Belser	950	(4)	0.04%	$15,618.50

(1)	The percentages are based upon 2,144,152 Shares outstanding on January 31, 2006.

(2)	Includes 1,110 Shares held by the Merchants Mutual Supplemental Executive Retirement Plan for the benefit of Mr. Zak.

(3)	Includes 250 Shares held by Mr. Murphy’s spouse in which he disclaims beneficial ownership.

(4)	Ms. Belser and her husband jointly own and share voting and dispositive power with respect to these Shares.
     No Director or executive officer of Mutual has acquired or disposed of any Shares during the past 60 days except as set forth below.

CUSIP No. 588539-10-6	SCHEDULE 13D	Page 8 of 11

		Number	Price
Name	Date of Transaction	of Shares	Per Share	Nature of Transaction
Edward M. Murphy	January 20, 2006	4,000	$21.00	(1)
Robert M. Zak	January 31, 2006	7,500	$21.00	(1)

(1)	Exercise of stock options that were granted on February 22, 1996 and were scheduled to expire on February 21, 2006.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Not applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
     Item 7 is hereby amended by adding the following exhibit:
     Exhibit 99.1 Letter from Mutual to the Issuer dated March 20, 2006.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2006

MERCHANTS MUTUAL INSURANCE COMPANY
By:	/s/ Bryant H. Prentice, III
Bryant H. Prentice, III
Chairman of the Board of Directors

ATTACHMENT A
BIOGRAPHICAL INFORMATION FOR THE
DIRECTORS AND EXECUTIVE OFFICERS OF
MERCHANTS MUTUAL INSURANCE COMPANY
I. DIRECTORS

Name and Address	Present Principal Occupation or Employment
Franklyn S. Barry, Jr. 1141 Delaware Avenue Unit 3N Buffalo, N.Y. 14209	Private Investor.

Gary M. Brost Cyclorama Building 369 Franklin Street Buffalo, N.Y. 14202	President and Chief Executive Officer of Strategic Investments & Holdings, Inc. (a holding company that acquires companies in partnership with operating management).

Randall L. Clark 177 Halston Parkway East Amherst, N.Y. 14051	Chairman, Dunn Tire Corp. (retail auto/truck tire sales and repair).

Linda P. Duch KeyBank National Association 50 Fountain Plaza, 4th Floor Buffalo, N.Y. 14202	National Executive of KeyBank National Association (a national banking association).

John T. Hoskins 50 Thielman Drive Buffalo, N.Y. 14206	Chairman of Curtis Screw Co., Inc. (a manufacturer of custom components).

Margaret N. Kafka Merchants Mutual Insurance Company 250 Main Street Buffalo, N.Y. 14202	Vice-President — Corporate Services of Merchants Mutual Insurance Company (“Mutual”) and Merchants Insurance Company of New Hampshire, Inc. (“MNH”).

Brian J. Lipke Gibraltar Industries, Inc. 3556 Lake Shore Road Buffalo, N.Y. 14219	Chairman and Chief Executive Officer of Gibraltar Industries, Inc. (a processor of value added steel products).

Dr. Muriel A. Howard Buffalo State College 1300 Elmwood Avenue Buffalo, N.Y. 14222	President of Buffalo State College.

Page 9 of 11 pages

Name and Address	Present Principal Occupation or Employment
Bryant H. Prentice, III Bryant & Stratton Schools 40 North Street, 2nd Floor Buffalo, N.Y. 14202	Chairman of the Board of Directors of Mutual; Chairman of Bryant & Stratton Schools.

Kurt Wiedenhaupt 280 Carnoustie Road East Aurora, N.Y. 14052	Retired Chairman of the Board, President and Chief Executive Officer of American Precision Industries Inc. (a diversified manufacturing company which produced products for the heat transfer and motion control industries).

Edward G. Wright W.J. Cox Associates, Inc. 9600 Main Street, Suite Three Clarence, N. Y. 14031	President and Chief Executive Officer of W.J. Cox Associates, Inc. (an insurance and risk management firm servicing the forest products industry).

Robert M. Zak Merchants Insurance Group 250 Main Street Buffalo, N.Y. 14202	President and Chief Executive Officer of Mutual and MNH; Chief Operating Officer, Senior Vice President and Secretary of Merchants Group, Inc. (“MGI”).

Ronald K. Zoeller 56 Braunview Way Orchard Park, N.Y. 14127.	Health Care Consultant.
II. EXECUTIVE OFFICERS

Name and Position with Mutual	Present Principal Occupation or Employment
Bryant H. Prentice, III Chairman of the Board	Chairman of the Board of Mutual; Chairman of Bryant & Stratton Schools.

Robert M. Zak President and Chief Executive Officer	President and Chief Executive Officer of Mutual and MNH; Chief Operating Officer, Senior Vice President and Secretary of MGI.

Kenneth J. Wilson Chief Financial Officer, Vice President and Treasurer	Chief Financial Officer, Vice President and Treasurer of Mutual, MNH and MGI.

Fred A. Hildebrand Senior Vice-President — Insurance Operations	Senior Vice-President — Insurance Operations of Mutual and MNH.

Margaret N. Kafka Vice-President — Corporate Services	Vice-President — Corporate Services of Mutual and MNH.

Page 10 of 11 pages

Name and Position with Mutual	Present Principal Occupation or Employment
Edward M. Murphy Vice-President — Chief Investment Officer and Secretary	Vice-President — Chief Investment Officer of Mutual, MGI and MNH; Secretary of Mutual and MNH.

Robert H. Fagerburg Vice-President — Claims Operations	Vice-President — Claims Operations of Mutual and MNH.

Thomas B. Harris Vice-President — Underwriting	Vice-President — Underwriting of Mutual and MNH.

Clark M. Sykes Vice-President — Information Technology	Vice-President — Information Technology of Mutual and MNH.

Camilla G. Belser Vice-President — Regional Manager, Eastern Strategic Business Center	Vice-President, Regional Manager of Mutual and MNH.

Charles E. Makey, III Vice-President — Regional Manager Central States Strategic Business Center	Vice-President, Regional Manager of Mutual and MNH.
Each of the executive officers of Mutual has a business address at 250 Main Street, Buffalo, N.Y. 14202, except for Camilla G. Belser and Charles E. Makey, III. Ms. Belser’s business address is 1393 Veterans Memorial Highway, Suite 410N, P.O. Box 12068, Hauppauge, N.Y. 11788. Mr. Makey’s business address is Metro Center V, 655 Metro Place South, Suite 100, Dublin, Ohio 43017.

Page 11 of 11 pages